

August 10, 2010

Mr. Frederic M. Burditt
VP, CFO and Treasurer
Circor International, Inc.
25 Corporate Drive
Burlington, Massachusetts 01803

> **Re:**   **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended July 4, 2010**
> **Form 8-K filed August 3, 2010**
>   **File No. 1-14962**

Dear Mr. Burditt:

We have reviewed your response letter dated August 3, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Earnings (Loss) Per Common Share, page 55

2. We note your response to prior comment 13. In a similar manner to your response, please disclose that that the restricted stock units contain rights to nonforfeitable dividend equivalents. Please also disclose that there is no difference in the earnings per share amounts between the two class method and treasury stock method which is why you continue to use the treasury stock method.

Note 8 – Income Taxes, page 60

3. We note your response to prior comment 11. Your proposed disclosures state that you had a valuation allowance of $10.3 million at December 31, 2009 for the foreign tax credits, state operating losses, and state tax credits. Your table on page 60 which provides a breakdown of your deferred income tax liabilities and assets indicates that the total amount of deferred tax assets recorded for foreign tax credits, state operating losses, and state tax credits was only $8.8 million. It appears that a portion of the $10.3 million of valuation allowance may be related to other deferred income tax assets recorded. Please advise or revise your disclosures as necessary. Please show us in your supplemental response what the revisions will look like.

Form 10-Q for Fiscal Quarter Ended July 4, 2010

General

4. Please address the above comments in your interim filings as well.

Form 8-K filed August 3, 2010

5. We note your response to prior comment 18. Compliance and Disclosures Interpretation 102.03, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, indicates that it is not appropriate to state that a charge or gain is non-recurring, infrequent or unusual if the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In this regard, please change the description of these adjustments unless you determine that the nature of the charge or gain is not reasonably likely to recur within two years or there

has not been a similar charge or gain within the prior two years. Please show us in your supplemental response what the revisions will look like.

6. We remind you that Item 101(a)(1) of Regulation G defines a non-GAAP financial measure as a numerical measure of historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP. You disclose that you expect earnings for the third quarter of 2010, excluding special charges and Leslie asbestos and bankruptcy charges, to be in the range of $0.50 to $0.60 per diluted share. This appears to be a non-GAAP financial measure. Please provide the disclosures required by Item 100(a) of Regulation G. Please show us in your supplemental response what the revisions will look like.

    You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief